UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 1)*

NORDIC AMERICAN OFFSHORE LTD
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y6366T112
(CUSIP Number)

February 11, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6366T112	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		LEON G. COOPERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	2,624,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,044,679
EACH REPORTING	7	SOLE DISPOSITIVE POWER	2,624,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,044,679
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,668,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		15.7%
12	TYPE OF REPORTING PERSON		IN

CUSIP No.	Y6366T112	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		OMEGA CHARITABLE PARTNERSHIP LP EIN 45-5226952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	-0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,600,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER	-0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.8%
12	TYPE OF REPORTING PERSON		PN

CUSIP No.	Y6366T112	Page 3 of 5

.

Item 1(a).	Name of Issuer:
This statement on Schedule 13G relates to the common stock, par value $0.01 per share, of NORDIC AMERICAN OFFSHORE LTD (the “Issuer”). It amends the Schedule 13D amendment #1 filed November 16, 2015 and the Schedule 13D filed June 23, 2014. The switch herein from Schedule 13D to Schedule 13G is being made pursuant to Rule 13d-1(h) and the SEC Interpretation 103.07 issued on January 3, 2014.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
The Issuer was incorporated in the Republic of the Marshall Islands. The address of the principal executive office of the Issuer is c/o Scandic American Shipping LTD., Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2(a).	Name of Person Filing:

Leon G. Cooperman (“Mr. Cooperman”) and Omega Charitable Partnership L.P. (“Charitable LP”). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands. This entity is a private investment firm engaged in the purchase and sale of securities for investment for its own accounts.

Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serves as the investment manager to Omega Overseas Partners, Ltd. (“Overseas”), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies. Mr. Cooperman has investment discretion over Overseas’ portfolio investments and is deemed to control such investments.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”).  As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Charitable, Overseas, and Advisors.  The principal business office of these entities is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
11431 W. Palmetto Park Road, Boca Raton FL 33428. See Item 1(b) above for Charitable.

Item 2(c).	Citizenship:
United States. See Item 1(b) above for Charitable.

CUSIP No.	Y6366T112	Page 4 of 5

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share ( the “Shares”)

Item 2(e).	CUSIP Number:
Y6366T112

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c);
This Item 3 is inapplicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 3,668,679 Shares, which constitutes approximately 15.7 % of the total number of Shares outstanding. Charitable may be deemed the beneficial owner of approximately 5.8% of the total number of Shares outstanding This consists of 1,600,000 Shares owned by Charitable; 1,024,000 Shares owned by Overseas; and 1,044,679 Shares owned by Managed Accounts.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
2,624,000

	(ii)	Shared power to vote or to direct the vote
1,044,679

	(iii)	Sole power to dispose or to direct the disposition of
2,624,000

	(iv)	Shared power to dispose or to direct the disposition of
1,044,679

CUSIP No.	Y6366T112	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

LEON G. COOPERMAN

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

Omega Charitable Partnership L.P

By: Omega Associates, LLC

By: LEON G. COOPERMAN, General Partner

By: /s/ ALAN M. STARK

Alan M. Stark

Attorney-in-Fact

Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013.

EXHIBIT 1 - JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) and POWER OF ATTORNEY

The undersigned persons hereby agree that reports on Schedule 13D and 13G and amendments thereto, with respect to the Common Stock of NORDIC AMERICAN OFFSHORE LTD may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Alan M. Stark as his/its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13D and 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 16, 2016/s/ LEON G. COOPERMAN

Dated: February 16, 2016

The Leon and Toby Cooperman Family Foundation

By /s/ LEON G. COOPERMAN, Trustee